UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neenah Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64007P 103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64007P 103

1.	Names of Reporting Persons Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,885,889

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,885,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,885,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,885,889

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,885,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,885,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,550,697

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,550,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550,697

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Neenah Enterprises Inc. (formerly, ACP Holding Company) (the “Company”).  The Company’s principal executive offices are located at 2121 Brooks Avenue, P.O. Box 729, Neenah, Wisconsin 54957.

Item 2.	Identity and Background

(a)  This Statement is filed by:

         (i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

         (ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

         (iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TCO”), with respect to the shares of Common Stock directly owned by it;

         (iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCOG”), with respect to the shares of Common Stock directly owned by TCO; and

          (v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TCO.

         The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and principal office of each of TCP, TCM, TCO and TCOG is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)    The principal business of each of TCO and TCP is serving as a private investment limited partnership.  The principal business of TCOG is serving as the general partner of TCO.  The principal business of TCM is serving as the general partner of TCP.    Mr. Gendell serves as the managing member of TCM and TCOG.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCOG and TCM is a limited liability company organized under the laws of the State of Delaware.  TCO is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Shares of Common Stock and warrants to purchase shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction
During 2004 and 2005, TCP acquired 4,177,112 shares of the Company’s Common Stock and warrants to purchase 147,167 shares in a series of transactions.

On May 25, 2006, pursuant to a Securities Purchase Agreement, dated as of May 19, 2006 (the “Securities Purchase Agreement”) by and among TCP, MacKay Shields LLC, Citicorp Mezzanine III, L.P. and certain of its affiliates, certain affiliates of Trust Company of the West and Metropolitan Life Insurance Company, TCP purchased 16,819,025 shares of the Company’s Common Stock and warrants to purchase 20,992,053 shares of the Company’s Common Stock with an exercise price of $0.01 per share (i.e., 3,363,805 shares and warrants to purchase 4,198,410 shares after adjusting for the subsequent 1-for-5 reverse stock split described below), for $1.80 per share and $1.79 per warrant (i.e., $9.00 per share and $8.95 per warrant with an exercise price of $0.05 per share after adjustment for the Company’s subsequent 1-for-5 reverse stock split).  The aggregate consideration paid for such securities was approximately $67.85 million.

On May 26, 2006, TCP also purchased 1,333,330 shares of the Company’s Common Stock for $1.80 per share (i.e., 266,666 shares for $9.00 per share, after adjusting for the subsequent 1-for-5 reverse stock split) from certain officers and employees of the Company who collectively owned a total of 4,000,000 shares (i.e., 800,000 shares after adjusting for the subsequent 1-for-5 reverse stock split) (the “Sellers”) pursuant to the terms of a Stock Purchase Agreement, dated as of May 19, 2006 (the “Stock Purchase Agreement”).  Following consummation of the May 2006 transactions, the board of directors of the Company unanimously elected Joseph V. Lash and David B. Gendell, each of whom are affiliated with the Reporting Persons, to the board of directors to fill existing vacancies.

In June 2006, TCP purchased an aggregate of 400,000 shares of the Company’s Common Stock at a price of $1.80 per share (i.e., 80,000 shares at a price of $9.00 per share after adjusting for the subsequent 1-for-5 reverse stock split), from two former directors subsequent to their resignations from the board of directors and purchased 200,000 shares (i.e., 40,000 shares after adjusting for the subsequent 1-for-5 reverse stock split) at the same price from a charity that acquired those shares from a third former director.

On April 10, 2007, TCP sold 4,585,893 shares of the Company’s Common Stock and warrants to purchase 4,227,844 shares of the Company’s Common Stock to TCO for $1.50 per share and $1.49 per warrant.

The Stock Purchase Agreement granted each Seller a right to “put” an additional one-third of his shares, collectively 1,333,330 additional shares (i.e., 266,666 shares after adjusting for the subsequent 1-for-5 reverse stock split), subject to specified terms and conditions, to TCP one year after the initial closing for $1.80 per share (i.e., $9.00 per share after adjusting for the subsequent 1-for-5 reverse stock split).  Certain Sellers exercised their put options and, as a result, TCP and TCO acquired an additional 1,007,840 and 251,961 shares of the Company’s Common Stock, respectively (i.e., 201,568 and 50,392 shares, respectively, after adjusting for the subsequent 1-for-5 reverse stock split) from those Sellers on June 4, 2007.  On June 12, 2007, TCP and TCO exercised all warrants beneficially owned by them for 16,911,376 and 4,227,844 shares of the Company’s Common Stock, respectively (i.e., 3,382,275 and 845,569 shares, respectively, after adjusting for the subsequent 1-for-5 reverse stock split).

At the close of business on August 3, 2007, the Company effected a 1-for-5 reverse split of its Common Stock.  Prior to the reverse stock split, the Reporting Persons beneficially owned, in the aggregate, 45,328,488 shares.  Accordingly, immediately after the reverse stock split the Reporting Persons beneficially owned, in the aggregate, 9,065,697 shares of the Company’s Common Stock.

On May 20, 2008, TCO acquired an additional 72,750 shares of Common Stock and TCP acquired an additional 412,250 shares of Common Stock, at $2.07 per share.  Following these purchases, the Reporting Persons own, in the aggregate, 9,550,697 shares of the Company’s Common Stock.

As a result of the above described transactions, the Reporting Persons own approximately 69% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control decisions affecting the Company’s capital structure, such as decisions regarding the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Company. Among other alternatives, the Reporting Persons may continue to engage in discussions with management and/or the board of directors to encourage them to take steps to maximize stockholder value. The Reporting Persons may also attempt to encourage the Company and third parties to consider other strategic transactions involving the Company that are designed to maximize stockholder value.  In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Company, including, without limitation,

(i) the purchase of additional shares of Common Stock, warrants or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of Common Stock, warrants or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Item 5.	Interest in Securities of the Issuer

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 7,664,808.   Percentage: 55.7%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 13,761,929 shares of Common Stock issued and outstanding as of April 30, 2008.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  Not applicable.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B. Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  7,664,808.   Percentage:  55.7%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote: 7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 1,885,889.   Percentage: 13.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,885,889

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,885,889

      (c)  Not applicable.

      (d)  TCOG, the general partner of TCO, has the power to direct the affairs of TCO, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCOG and in that capacity directs its operations.

(e) Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 1,885,889.   Percentage: 13.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,885,889

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,885,889

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

E. Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 9,550,697.   Percentage: 69.4%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  9,550,697

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  9,550,697

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exchange Agreement

The Company’s subsidiary, Neenah Foundry Company (“Neenah Foundry”), issued $75 million of 12 1/2% Senior Subordinated Notes due 2013 (the “Senior Subordinated Notes”) pursuant to an exchange agreement dated December 29, 2006 (the “Exchange Agreement), among Neenah Foundry, the guarantors named therein, and TCP.  Pursuant to the Exchange Agreement, the $75 million of Senior Subordinated Notes were issued to TCP in exchange for an equal principal amount of Neenah Foundry’s outstanding 13% Senior Subordinated Notes due 2013 held by TCP.  Under the Senior Subordinated Notes issued to TCP, interest is payable semi-annually in arrears on January 1 and July 1 of each year, starting on July 1, 2007.  The Senior Subordinated Notes mature on September 30, 2013.

Senior Subordinated Notes Registration Rights Agreement

Neenah Foundry and certain guarantors entered into a registration rights agreement (the “Senior Subordinated Notes Registration Rights Agreement”) with TCP relating to the Senior Subordinated Notes. Under the Senior Subordinated Notes Registration Rights Agreement, Neenah Foundry and the guarantors are required to file an exchange offer registration statement with the SEC within 90 days after Neenah Foundry receives a written demand (the “Demand Date”) from TCP or the holders of a majority of the Senior Subordinated Notes and to use their respective best efforts to have the exchange offer registration statement declared effective by the SEC within 210 days after the Demand Date.  Neenah Foundry and the guarantors also agreed to file a shelf registration statement to cover resales of the Senior Subordinated Notes under certain circumstances. If Neenah Foundry and the guarantors are obligated to file a shelf registration statement, they have agreed to file the shelf registration statement with the SEC within 90 days after such filing obligation arises and to use their best efforts to cause the shelf registration statement to be declared effective by the SEC within 210 days after such obligation arises. If Neenah Foundry fails to meet these targets, it will be required to pay additional interest on the Senior Subordinated Notes.

Common Stock Registration Rights Agreement

The Company entered into a registration rights agreement, dated October 8, 2003, with certain holders of its Common Stock, including MacKay Shields LLC, Citicorp Mezzanine III, L.P. and certain of its affiliates and certain affiliates of Trust Company of the West and Metropolitan Life Insurance Company (the “Initial Holders”), relating to shares of the Company’s Common Stock (the “Common Stock Registration Rights Agreement”).  In connection with the Securities Purchase Agreement, the Initial Holders assigned all their rights and obligations under the Common Stock Registration Rights Agreement to TCP.  TCP subsequently assigned its rights with respect to certain shares of the Company’s Common stock to TCO.  Under the Common Stock Registration Rights Agreement, the Majority Holders (as defined in the Common Stock Registration Rights Agreement) may request that the Company file a registration statement covering all or part of the Registrable Securities (as defined in the Common Stock Registration Rights Agreement) no later than 60 days following a written request from the Majority Holders to do so.  Additionally, if the Company files a registration statement on Forms S-1, S-2 or S-3, it must provide notice to all Holders (as defined in the Common Stock Registration Rights Agreement) at least 15 days prior to filing such registration statement and, subject to certain limitations, register all shares for which the Company receives a written request from Holders to include such shares in the registration statement.  Under the Common Stock Registration Rights Agreement, the Company must pay all expenses related to any registration thereunder (except the underwriter’s legal fees, any underwriting discount or fees attributable to the sale of Registrable Securities, and expenses incurred by the Company in connection with a registration statement that is subsequently withdrawn at the request of a Holder).

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title